FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______      Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Announces Completion of 3-D Seismic Survey

VANCOUVER, British Columbia--(BUSINESS WIRE)--August 21, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the successful completion of its 3-D seismic survey on its Queensway Project. New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Highlights

  The acquisition phase of the 3-D seismic survey, which was initially announced on March 7, 2023 and began on June 26, 2023, is now complete. The survey was finished on schedule and on budget.
  The survey was conducted by HiSeis, an industry leader in hard rock seismic surveys, utilizing approximately 20,000 energy source points spaced at 12.5m intervals along 260km of source lines, as well as approximately 25,000 geophone receiver stations, generating 3-D seismic data across a 47km2 grid.
  Source lines were spaced at 100m intervals and perpendicular receiver lines were constructed at 100m interims to optimize resolution from 200-1,000m in depth, with good resolution penetrating to 3,000m.
  The final phase of the program consisting of data cleaning, compilation and interpretation is now underway with a targeted completion date of October 2023, while more detailed interpretive work will continue into Q1 2024.
  Upon receipt of the initial interpretation, the Company intends to generate drill targets for immediate testing in Q4 of 2023.
  New Found today released a video about the seismic survey that can be viewed by clicking this link.

Greg Matheson, COO of New Found, stated: “The successful completion of the acquisition phase of the 3-D seismic survey is the culmination of nearly two years of planning and will provide us with an industry leading, unparalleled view of the subsurface of Queensway. Through the knowledge gained by 435,000m of drilling, we know that Queensway presents a highly faulted and complex plumbing system that has proven drillhole after drillhole to be host to high-grade gold. This environment is an ideal candidate for 3-D seismic and is expected to aid in identifying the plumbing features of this orogenic system. We anticipate that this product will greatly benefit our interpretation of the geological environment beyond the known mineralized zones and represents a long-term investment into the Queensway Project.”

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated August 21, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $47.5 million as of August 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedarplus.ca.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the 3-D seismic survey, the benefits and use of the results of the survey, the interpretation of the results of the survey, and the final phase of the program, including the timing thereof; exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project;; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the use and interpretation of the results of the 3-D seismic survey, the final phase of the program, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators' national system that all market participants use for filings and disclosure, for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: August 21, 2023	By:	/s/ Collin Kettell
Chief Executive Officer